UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 31, 2019

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith+Nephew Second Quarter and First Half 2019 Results”, dated July 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 31, 2019	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Second Quarter and First Half 2019 Results

Positive momentum across the business; full year revenue guidance upgraded

31 July 2019

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the second quarter and first half ended 29 June 2019:

	Reported			Trading[2]
	29 June	30 June	Reported	29 June	30 June	Underlying
	2019	2018	growth	2019	2018	growth
	$m	$m	%	$m	$m	%
Second Quarter Results[1]
Revenue	1,283	1,245	3.1	1,283	1,245	3.5

First Half Results[1]
Revenue	2,485	2,440	1.8	2,485	2,440	3.9
Operating/trading profit	419	372		532	507
Operating/trading profit margin (%)	16.8	15.3		21.4	20.8
Cash generated from operations/trading cash flow	543	418		405	387
EPS/ EPSA (cents)	35.3	31.4		45.8	43.7

Namal Nawana, Chief Executive Officer, said:

“The positive momentum across the business globally in the first half of 2019 has led us to upgrade our full year revenue growth guidance.

“Organic revenue growth has been solid across all three franchises, with strong performance in Emerging Markets and global Sports Medicine. At the same time, we expanded our margin.

“We are delivering on our commitments to accelerate revenue growth, improve profitability and importantly make investments that support the long-term success of Smith+Nephew.”

Delivering stronger revenue growth in the quarter

•	Q2 revenue up 3.5% on an underlying basis; reported growth was 3.1% despite the impact of a 2.9% currency headwind
•	Strong mid-teens growth from the Emerging Markets, led by China up more than 30%

Improved trading profit margin, cash generation and earnings in the first half

•	Trading profit margin up 60bps to 21.4%; operating profit margin up 150bps to 16.8%
•	Strong cash generated from operations at $543 million
•	Adjusted EPS (‘EPSA’) up 5%; EPS up 13%

Full year revenue guidance upgraded

•	Expected underlying revenue growth guidance range raised 50bps to 3.0% to 4.0%; expected trading profit margin guidance unchanged, in the range of 22.8% to 23.2%

Analyst conference call

An analyst meeting and conference call to discuss Smith+Nephew’s second quarter and first half results will be held at 8.30am BST / 3.30am EST on 31 July 2019, details of which can be found on the Smith+Nephew website at http://www.smith-nephew.com/results.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Charis Gresser / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2018 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

2.

Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

3.

Following the Group’s announcement that from 1 January 2019 it would report quarterly revenue for three global franchises of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management, replacing the previous structure, on 25 March 2019 Smith+Nephew published its Re-presented Historical Quarterly Revenue Analysis to assist comparability with historical data.

Smith+Nephew Second Quarter Trading and First Half 2019 Results

Second Quarter 2019 Trading Update

Our second quarter revenue was $1,283 million (2018: $1,245 million), up 3.5% on an underlying basis. Reported growth of 3.1% includes a 290bps foreign exchange headwind and a 250bps benefit from acquisitions.

Unless specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2018 period.

Q2 2019 comprised 63 trading days, one fewer than the comparable Q2 2018 period.

Second Quarter Consolidated Revenue Analysis

	29 June	30 June	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	552	548	0.9	3.6	-	-2.7
Knee Implants	262	258	1.7	4.3	-	-2.6
Hip Implants	156	156	0.1	2.9	-	-2.8
Other Reconstruction(iii)	16	16	1.9	3.5	-	-1.6
Trauma	118	118	0.3	2.8	-	-2.5

Sports Medicine & ENT	379	368	2.8	5.6	0.3	-3.1
Sports Medicine Joint Repair	194	177	9.3	11.9	0.8	-3.4
Arthroscopic Enabling Technologies	146	153	-4.8	-2.1	-	-2.7
ENT (Ear, Nose and Throat)	39	38	3.9	6.3	-	-2.4

Advanced Wound Management	352	329	6.9	1.2	9.0	-3.3
Advanced Wound Care	177	187	-5.7	-1.7	-	-4.0
Advanced Wound Bioactives	114	87	31.0	-1.2	32.5	-0.3
Advanced Wound Devices	61	55	11.9	16.0	0.5	-4.6

Total	1,283	1,245	3.1	3.5	2.5	-2.9

Consolidated revenue by geography
US	635	590	7.5	2.3	5.2	-
Other Established Markets(iv)	402	429	-6.2	-1.3	-	-4.9
Total Established Markets	1,037	1,019	1.7	0.9	3.0	-2.2
Emerging Markets	246	226	9.1	16.2	-	-7.1
Total	1,283	1,245	3.1	3.5	2.5	-2.9

(i)

Revenue by franchise for the quarter ended 30 June 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the quarter ended 30 June 2018

(ii)	Underlying growth is defined in Note 1 on page 2
(iii)	Other Reconstruction includes capital sales from robotics and cement sales
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Franchise Highlights for the Second Quarter

Smith+Nephew’s franchise-led operating model, introduced at the start of 2019, is driving growth by bringing a greater focus to serving customers with our portfolio of leading technologies. Our three global franchises are Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management.

Orthopaedics

Our Orthopaedics franchise delivered 3.6% revenue growth in Q2, led by strong global growth in Knee Implants and Hip Implants, both accelerating from Q1 2019.

Revenue from Knee Implants was up 4.3%, ahead of market growth, led by demand for our JOURNEY◊ II and LEGION◊ Revision knee systems. The roll-out of JOURNEY II outside the US is being well received.

Hip Implants revenue was up 2.9%, also ahead of market growth. The POLAR3◊ Total Hip Solution, with its class-leading survivorship data, and the REDAPT◊ Revision Hip System, continued to drive our growth. During the quarter we presented new US outcomes data for our proprietary OXINIUM◊ (Oxidized Zirconium alloy) bearing surface. The data showed that OXINIUM, when compared with all other bearing surfaces for total hip replacement surgery, reduced post-acute average cost per 90-day episode of care by 9.88%, and patients implanted with OXINIUM demonstrated lower readmission and revision rates in the first 90 days.

Other Reconstruction (which comprises capital sales from robotics and cement sales) delivered revenue growth of 3.5%. During the quarter we continued to develop our multi-asset digital surgery and robotic ecosystem.

We completed the purchase of the Brainlab Orthopaedic Joint Reconstruction (‘Brainlab OJR’) business in the quarter, and are working to integrate this with our robotics-assisted NAVIO◊ Surgical System, as well as initiating a research and development partnership with Brainlab in the areas of digital surgery, augmented reality and robotics.

We also announced the acquisition of Atracsys Sàrl, which was completed on 1 July 2019.  Atracsys’  fusionTrack 500 optical tracking camera will be a core enabling technology for our next generation robotics-assisted surgical platform.

In July, we initiated the launch of the latest version of our robotics-assisted surgical system. NAVIO 7.0 is designed to improve efficiency, overall usability and reduce the learning curve. This software release incorporates improvements that reduce the number of steps from the current work flow by over 40%.

Trauma revenue growth was 2.8%. Demand for our EVOS◊ System continued to build as we expand this product family. During the quarter we launched the CONQUEST◊ FN System, a new implant solution to treat femoral neck fractures and promote bone preservation.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered 5.6% revenue growth, completing a first half of good, consistent growth.

Sports Medicine Joint Repair delivered 11.9% revenue growth, accelerating further from the strong Q1 performance. Once again, all regions contributed, with the US delivering mid-teens growth driven by our shoulder repair portfolio. Within this, demand for the REGENETEN◊ Bioinductive Implant for rotator cuff repair remained strong.

Arthroscopic Enabling Technologies declined -2.1% as the softness in resection seen in previous quarters continued. During the quarter we launched the WEREWOLF◊ FLOW 90◊ Wand with FLOW~IQ◊ Technology and new mechanical resection blades. Together with the LENS◊ 4K Surgical Imaging System, we expect these products to help return this business to growth during the second half of 2019.

ENT delivered 6.3% growth as we continued to successfully convert surgeons conducting tonsil and adenoid procedures with traditional surgery approaches to using our COBLATION◊ technology.

Advanced Wound Management

Our Advanced Wound Management franchise delivered 1.2% revenue growth, with the performance from Advanced Wound Devices again a highlight.

Advanced Wound Care declined 1.7%, principally due to the ongoing weakness in some European markets, along with wholesaler destocking.

Advanced Wound Bioactives revenue declined -1.2% against a stronger comparator than in the first quarter. In April we completed the acquisition of Osiris Therapeutics, Inc., a fast-growing company delivering regenerative medicine products, including skin, bone-graft and articular cartilage substitutes. The Osiris portfolio delivered double-digit growth in the quarter and we expect it to improve the overall growth outlook for Advanced Wound Bioactives.

Advanced Wound Devices delivered another quarter of double-digit growth, with revenue up 16.0%. Performance was driven by our PICO◊ Single Use Negative Pressure Wound Therapy System plus an increasing contribution from our traditional system RENASYS◊ in the US.

During the quarter, the UK National Institute for Health and Care Excellence (NICE) issued guidance recognising that PICO provides better outcomes than standard dressings in patients at high risk of surgical site infections, at similar overall cost.

We completed the acquisition of the LEAF◊ Patient Monitoring System in April, supporting our pressure injury prevention strategy.

Regional Performance in the Second Quarter

We delivered revenue growth of 0.9% from Established Markets in the second quarter. Within this, revenue from the US, our largest single market, was up 2.3%, partially offset by revenue decline of -1.3% in Other Established Markets.

Performance in the Emerging Markets, which now account for 19% of all sales, continued to be good, with revenue up 16.2%. China again performed strongly, delivering revenue growth of more than 30%.

First Half 2019 Consolidated Analysis

Smith+Nephew results for the first half ended 29 June 2019:

	Half year	Half year	Reported
	2019	2018	growth
	$m	$m	%
Revenue	2,485	2,440	1.8
Operating profit	419	372	12
Acquisition and disposal related items	8	2
Restructuring and rationalisation costs	48	58
Amortisation and impairment of acquisition intangibles	61	57
Legal and other	(4)	18
Trading profit (non-IFRS)	532	507	5
	¢	¢
Earnings per share ('EPS')	35.3	31.4	13
Acquisition and disposal related items	0.7	0.2
Restructuring and rationalisation costs	4.5	5.0
Amortisation and impairment of acquisition intangibles	5.4	5.1
Legal and other	(0.1)	2.0
Adjusted Earnings per share ('EPSA')	45.8	43.7	5

First Half 2019 Analysis

Our first half revenue was $2,485 million (H1 2018: $2,440 million), up 3.9% on an underlying basis. Reported growth of 1.8% includes a foreign exchange headwind of 350bps and 140bps benefit from acquisitions.

Trading profit was up to $532 million in the first half (H1 2018: $507 million). The trading profit margin was 21.4% (H1 2018: 20.8%), up 60 basis points, reflecting savings realised under the APEX programme and a foreign exchange tailwind, partially offset by re-investment in the business, including more in R&D. From 1 January 2019 the Group has three reportable segments, being the global franchises - Orthopaedics, Sports Medicine & ENT and Advanced Wound Management. Each of these global franchises made a strong contribution to the Group’s trading profit for the first half (see Note 2 to the Interim Financial Statements for further detail).

Reported operating profit of $419 million (H1 2018: $372 million) was after restructuring and rationalisation costs, as well as acquisition and disposal related items, amortisation of acquisition intangibles and legal and other items incurred in the year (see Note 8 to the Interim Financial Statements). The ongoing APEX programme incurred restructuring costs of $48 million in the first half, with incremental benefits against the first half of 2018 recognised in the income statement of around $40 million.

Cash generated from operations was $543 million (H1 2018: $418 million) and trading cash flow was $405 million (H1 2018: $387 million) (see Note 8 to the Interim Financial Statements for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 76% (H1 2018: 76%).

The net interest charge within reported results was $25 million (H1 2018: $25 million) including $2 million from the adoption of IFRS 16 Leases.

The tax rate on trading results for the 2019 half year was 19.7% (H1 2018: 20.1%) in line with our guided rate of between 19% and 21%. The reported tax rate for the 2019 half year was 19.3% (H1 2018: 19.6%) (see Note 3 to the Interim Financial Statements for further details on taxation).

Adjusted earnings per share (‘EPSA’) was up 5% at 45.8¢ (91.6¢ per ADS) (H1 2018: 43.7¢). Basic earnings per share (‘EPS’) was 35.3¢ (70.6¢ per ADS) (H1 2018: 31.4¢), including the impact of acquisitions completed during the first half.

Acquisitions resulted in goodwill and intangible assets increasing by $844 million from 31 December 2018 to $4,391 million at the 2019 half year. Net debt also increased from $1,104 million at 31 December 2018 to $1,880 million at 29 June 2019 with the increase primarily due to the impact of acquisitions. We adopted IFRS 16 Leases on 1 January 2019 which initially resulted in $164 million of assets and lease liabilities being recognised on the balance sheet.

Interim Dividend

Consistent with previous periods, the interim dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The interim dividend for the first half of 2019 is therefore 14.4¢ per share (28.8¢ per ADS), a 2.9% increase on last year (H1 2018: 14.0¢ per share). This equates to 11.5p per share at prevailing exchange rates as of 25 July 2019. The interim dividend will be paid on 30 October 2019 to shareholders on the register at the close of business on 4 October 2019.

Full Year Revenue Guidance Upgraded

We have accelerated the Group’s revenue growth in the first half of 2019 to 3.9%.  As a result of this improved momentum across the business, we now expect to deliver underlying revenue growth between 3.0% and 4.0% for the full year, a 50bps increase over previous guidance.

The reported revenue growth rate is expected to be in the range of 3.6% to 4.6% including a 200bps reduction from foreign exchange rates prevailing on 25 July 2019 and a 260bps increase from the Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys acquisitions.

We continue to expect 2019 trading profit margin to be in the range of 22.8% to 23.2%, including the impact of dilution from acquisitions.

We continue to expect the tax rate on trading results for 2019 to be in the range of 19% to 21%, subject to any material changes to tax law, or other one-off items.

Forward calendar

The Q3 Trading Report will be released on 31 October 2019.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 16,000+ employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.9 billion in 2018. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn,  Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	29 June	30 June	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,098	1,092	0.6	3.7	-	-3.1
Knee Implants	523	517	1.2	4.2	-	-3.0
Hip Implants	308	310	-0.7	2.7	-	-3.4
Other Reconstruction(iii)	30	30	1.2	5.0	-	-3.8
Trauma	237	235	0.8	3.8	-	-3.0

Sports Medicine & ENT	747	729	2.4	5.4	0.4	-3.4
Sports Medicine Joint Repair	382	352	8.5	11.5	0.7	-3.7
Arthroscopic Enabling Technologies	290	305	-4.9	-1.6	-	-3.3
ENT (Ear, Nose and Throat)	75	72	2.8	5.3	-	-2.5

Advanced Wound Management	640	619	3.4	2.4	5.0	-4.0
Advanced Wound Care	353	370	-4.6	0.1	-	-4.7
Advanced Wound Bioactives	173	146	18.5	-0.6	19.5	-0.4
Advanced Wound Devices	114	103	11.2	16.2	0.3	-5.3

Total	2,485	2,440	1.8	3.9	1.4	-3.5

Consolidated revenue by geography
US	1,203	1,135	5.9	3.1	2.8	-
Other Established Markets(iv)	817	875	-6.5	-0.7	-	-5.8
Total Established Markets	2,020	2,010	0.5	1.5	1.6	-2.6
Emerging Markets	465	430	8.0	15.8	-	-7.8
Total	2,485	2,440	1.8	3.9	1.4	-3.5

(i)

Revenue by franchise for the half year ended 30 June 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the half year ended 30 June 2018

(ii)	Underlying growth is defined in Note 1 on page 2
(iii)	Other Reconstruction includes capital sales from robotics and cement sales
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2019 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year to 29 June 2019

		Half year	Half year
		2019	2018
	Notes	$m	$m
Revenue	2	2,485	2,440
Cost of goods sold		(648)	(653)
Gross profit		1,837	1,787
Selling, general and administrative expenses		(1,279)	(1,299)
Research and development expenses		(139)	(116)
Operating profit	8	419	372
Interest income		5	4
Interest expense	1	(30)	(29)
Other finance costs		(8)	(8)
Share of results of associates		(3)	2
Profit before taxation		383	341
Taxation	3	(74)	(67)
Attributable profitA		309	274
Earnings per shareA
Basic	8	35.3¢	31.4¢
Diluted		35.2¢	31.2¢

Unaudited Group Statement of Comprehensive Income for the Half Year to 29 June 2019

	Half year	Half year
	2019	2018
	$m	$m
Attributable profitA	309	274
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	-	8
Taxation on other comprehensive income	-	(8)
Total items that will not be reclassified to income statement	-	-

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(5)	(78)
Net (losses)/gains on cash flow hedges	(13)	23
Taxation on other comprehensive income	1	-
Total items that may be reclassified subsequently to income statement	(17)	(55)
Other comprehensive loss for the period, net of taxation	(17)	(55)
Total comprehensive income for the periodA	292	219

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 29 June 2019

		29 June	31 December	30 June
		2019	2018	2018
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	1	1,226	1,062	1,056
Goodwill		2,751	2,337	2,348
Intangible assets		1,640	1,210	1,290
Investments		9	34	21
Investment in associates		100	105	119
Other non-current assets		33	16	13
Retirement benefit assets		104	92	81
Deferred tax assets		134	126	129
		5,997	4,982	5,057
Current assets
Inventories		1,532	1,395	1,352
Trade and other receivables		1,280	1,317	1,205
Cash at bank	6	137	365	99
		2,949	3,077	2,656
TOTAL ASSETS		8,946	8,059	7,713

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	177	178
Share premium		609	608	607
Capital redemption reserve		18	18	17
Treasury shares		(204)	(214)	(234)
Other reserves		(356)	(340)	(283)
Retained earnings		4,708	4,625	4,358
Total equity		4,952	4,874	4,643

Non-current liabilities
Long-term borrowings and lease liabilities	1, 6	1,980	1,301	1,420
Retirement benefit obligations		124	114	131
Other payables		116	53	94
Provisions		143	153	63
Deferred tax liabilities		157	99	115
		2,520	1,720	1,823

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	1, 6	199	164	86
Trade and other payables		906	957	831
Provisions		138	121	137
Current tax payable		231	223	193
		1,474	1,465	1,247
Total liabilities		3,994	3,185	3,070
TOTAL EQUITY AND LIABILITIES		8,946	8,059	7,713

Unaudited Condensed Group Cash Flow Statement for the Half Year to 29 June 2019

	Half year	Half year
	2019	2018
	$m	$m
Cash flows from operating activities
Profit before taxation	383	341
Net interest expense	25	25
Depreciation, amortisation and impairment	248	228
Share of results of associates	3	(2)
Share-based payments expense (equity settled)	17	18
Net movement in post-retirement obligations	(5)	(9)
Movement in working capital and provisions	(128)	(183)
Cash generated from operations	543	418
Net interest and finance costs paid	(24)	(26)
Income taxes paid	(68)	(95)
Net cash inflow from operating activities	451	297

Cash flows from investing activities
Acquisitions, net of cash acquired	(837)	(20)
Capital expenditure	(153)	(178)
Net proceeds from sale/(purchase) of investments	23	(1)
Distribution from associate	2	-
Net cash used in investing activities	(965)	(199)
Net cash (outflow)/inflow before financing activities	(514)	98

Cash flows from financing activities
Proceeds from issue of ordinary share capital	1	2
Proceeds from own shares	2	1
Purchase of own shares	(43)	(32)
Equity dividends paid	(192)	(198)
Payment of lease liabilities	(23)	-
Cash movements in borrowings	559	54
Settlement of currency swaps	(1)	4
Net cash from/(used in) financing activities	303	(169)

Net decrease in cash and cash equivalents	(211)	(71)
Cash and cash equivalents at beginning of period	333	155
Exchange adjustments	-	(3)
Cash and cash equivalents at end of periodB	122	81

BCash and cash equivalents at the end of the period are net of overdrafts of $15 million (30 June 2018: $18 million).

Unaudited Group Statement of Changes in Equity for the Half Year to 29 June 2019

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2019	177	608	18	(214)	(340)	4,625	4,874
Attributable profitA	-	-	-	-	-	309	309
Other comprehensive incomeA	-	-	-	-	(17)	-	(17)
Equity dividends paid	-	-	-	-	-	(192)	(192)
Share-based payments recognised	-	-	-	-	-	17	17
Taxation on share-based payments	-	-	-	-	-	1	1
Purchase of own sharesC	-	-	-	(43)	-	-	(43)
Cost of shares transferred to beneficiaries	-	-	-	19	-	(17)	2
Cancellation of treasury sharesC	-	-	-	34	-	(34)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 29 June 2019	177	609	18	(204)	(357)	4,709	4,952

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 31 December 2017	178	605	17	(257)	(228)	4,329	4,644
Adjustment on initial application of IFRS 9 (net of tax)	-	-	-	-	-	(11)	(11)
Adjusted balance as at 1 January 2018	178	605	17	(257)	(228)	4,318	4,633
Attributable profitA	-	-	-	-	-	274	274
Other comprehensive incomeA	-	-	-	-	(55)	-	(55)
Equity dividends paid	-	-	-	-	-	(198)	(198)
Share-based payments recognised	-	-	-	-	-	18	18
Purchase of own sharesC	-	-	-	(32)	-	-	(32)
Cost of shares transferred to beneficiaries	-	-	-	18	-	(17)	1
Cancellation of treasury sharesC	-	-	-	37	-	(37)	-
Issue of ordinary share capital	-	2	-	-	-	-	2
At 30 June 2018	178	607	17	(234)	(283)	4,358	4,643

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C

Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the half year ended 29 June 2019, a total of 2.1 million ordinary shares were purchased at a cost of $43 million and 2.1 million ordinary shares were cancelled (2018: 1.8 million ordinary shares were purchased at a cost of $32 million and 2.4 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.      Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting as adopted by the European Union (‘EU’). The financial information herein has been prepared on the basis of the accounting policies as set out in the annual accounts of the Group for the year ended 31 December 2018 except as noted below for new accounting standards effective from 1 January 2019.

The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. The Group also prepares its annual accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s estimation are: valuation of inventories; impairment; taxation; and liability provisions. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2018 except as described below.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2018. These continue to be: business continuity and business change; cyber security; quality and regulatory; new product innovation, design and development including intellectual property; talent management; pricing and reimbursement; mergers and acquisitions; legal and compliance risks; commercial execution; and political and economic. The risks associated with the current uncertainty around global trade and the UK’s decision to leave the European Union are included under political and economic. The uncertainty from the UK’s decision to leave the EU is expected to continue until the negotiations and parliamentary ratification processes are complete. The Group has prepared for the various scenarios and the Directors do not believe the UK’s decision to leave the EU will have a significant impact on the Group’s long-term ability to conduct business into and out of the EU or UK. Further detail on these risks can be found in the 2018 Annual Report of the Group on pages 42-47.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2018. The Group’s statutory financial statements for the year ended 31 December 2018 have been delivered to the Registrar of Companies.

New accounting standards effective 2019

The Group has adopted IFRS 16 Leases from 1 January 2019. A number of other new standards, including IFRIC 23 Uncertainty Over Income Tax Treatments, are effective from 1 January 2019 but they do not have a material effect on the Group’s financial statements.

On 1 January 2019, the Group adopted IFRS 16 Leases using the modified retrospective approach and the right of use asset on transition equalled the lease liability. The cumulative effect of initially adopting the IFRS 16 is recognised as an adjustment at 1 January 2019 with no restatement of comparative information. The Group applied the practical expedient to grandfather the definition of a lease on transition. The Group applied IFRS 16 only to contracts that were previously identified as containing a lease. Contracts that were not identified as containing a lease under IAS 17 or IFRIC 4 were not reassessed. The new definition of a lease has only been applied to contracts entered into from 1 January 2019.

Previous accounting policy

Previously the Group determined if an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease. As a lessee the Group previously classified leases as operating or finance leases based on whether the lease arrangement substantially transferred all risks and rewards of ownership.

New accounting policy – IFRS 16 Leases

The assessment of whether a contract is or contains a lease takes place at the inception of the contract. The assessment involves whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of the asset. The Group allocates the consideration in the contract to each lease and non-lease component. The non-lease component, where it is separately identifiable, is not included in the right-of-use asset.

The Group leases many assets including properties, motor vehicles and office equipment. The Group availed itself of the exemptions for short-term leases and leases of low-value items for leases other than those for properties and motor vehicles.

The Group recognises a right-of-use asset and a lease liability at the commencement of the lease. The right-of-use asset is initially measured based on the present value of lease payments that are not paid at the commencement date, plus initial direct costs and the cost of obligations to refurbish the asset, less any incentives received. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is subject to impairment testing if there is an impairment indicator. The right-of-use assets are included in the balance sheet heading ‘Property, plant and equipment’.

The lease liability is initially measured at the present value of lease payments, as outlined above, and is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or as appropriate, changes in the assessment of whether an extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The lease liabilities are included in the balance sheet headings ‘Long-term borrowings and lease liabilities’ and ‘Bank overdrafts, borrowings,  loans and lease liabilities’.

The accounting policies that would be applicable to the Group as a lessor are not different to those under IAS 17.

Impact of applying IFRS 16

On transition to IFRS 16 on 1 January 2019, the Group recognised additional right-of-use assets and additional lease liabilities. The impact on transition is outlined below:

1 January
2019
$m
Right-of-use assets presented in property, plant and equipment	159
Rent-free period accrual presented in trade and other payables	5
Lease liabilities	(164)

In relation to these leases, the Group has recognised depreciation and interest expenses instead of operating lease expenses. During the six month period ended 29 June 2019 the Group has recognised $25 million of depreciation on right-of-use assets and $2 million of interest cost from these lease liabilities. The total interest expense for the six month period ended 29 June 2019 comprises:

$m
Bank borrowings	10
Private placement notes	18
Lease liability	2
30

A reconciliation from the operating lease commitment at 31 December 2018 as disclosed in the Group’s statutory financial statements for the year ended 31 December 2018 to the lease liabilities recognised at 1 January 2019 is outlined below:

$m
Operating lease commitment at 31 December 2018	(218)
Non-lease components	28
Short-term exemption availed of on transition	2
Impact of discounting lease payments	24
Lease liabilities recognised at 1 January 2019	(164)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 3.6%.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2019 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

2.      Business segment information

Previously the Group was engaged in a single business activity, being the development, manufacture and sale of medical technology products and services.

From 1  January 2019 onwards, with the Group’s operating structure organised around three global franchises, the chief operating decision maker began to monitor performance, make operating decisions and allocate resources on a global franchise basis in contrast with 2018 and prior, where these were done on a Group-wide basis. The new operating structure led to the appointment of three global franchise presidents. The global franchise presidents have global responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchise in the US. Regional presidents in EMEA and APAC became responsible for the implementation of the global franchise strategy in their respective regions.

Based on the aforementioned changes, the Group has concluded that there are three reportable segments from January 2019. The Group will not restate comparative information in 2019, other than revenue, as the Group was managed as one operating segment in 2018 and 2017, and historical financial information is not available on a franchise basis.

The Executive Committee (‘ExCo’), comprises the three global franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8. Financial information for corporate costs is presented on a Group-wide basis. The ExCo are not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.    ExCo evaluates the performance of the operating segments by considering their underlying revenue growth and trading profit, which are reconciled to the statutory measure for the Group below:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2019	2018	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,098	1,092	0.6	3.7	-	-3.1
Sports Medicine & ENT	747	729	2.4	5.4	0.4	-3.4
Advanced Wound Management	640	619	3.4	2.4	5.0	-4.0
Total	2,485	2,440	1.8	3.9	1.4	-3.5

Half year
2019
Segment profit	$m
Orthopaedics	330
Sports Medicine & ENT	224
Advanced Wound Management	156
Segment trading profit	710
Corporate costs	(178)
Group trading profitD	532
Non-trading itemsD	(113)
Group operating profit	419

Half year
2018
Segment profit	$m
Group trading profitD	507
Non-trading itemsD	(135)
Group operating profit	372

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

Further description of why ExCo focuses on the underlying revenue growth and trading measures, and how these reconcile to IFRS measures, is detailed in Note 8.

2b.   Revenue by product franchise and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. In the half year ended 29 June 2019, there was no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a contracted customer purchases directly through an intermediary wholesaler. The contracted customer generally purchases product at its contracted price plus a mark-up from the wholesaler. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the contract price paid to the wholesaler by the customer. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesale customers to contracted customers, as well as estimated wholesaler inventory levels.

Orthopaedics, Sports Medicine & ENT

Orthopaedics, Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our Orthopaedics, Sports Medicine & ENT business in Established Markets is direct to hospitals and ambulatory surgery centres whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	Half year	Half year
	2019	2018 (E)
	$m	$m
Knee Implants	523	517
Hip Implants	308	310
Other Reconstruction	30	30
Trauma	237	235
Orthopaedics	1,098	1,092
Sports Medicine Joint Repair	382	352
Arthroscopic Enabling Technologies	290	305
ENT (Ear, Nose & Throat)	75	72
Sports Medicine & ENT	747	729
Advanced Wound Care	353	370
Advanced Wound Bioactives	173	146
Advanced Wound Devices	114	103
Advanced Wound Management	640	619
Total	2,485	2,440

ERevenue by franchise for the half year ended 30 June 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the half year ended 30 June 2018. Other Reconstruction includes $30 million previously in Other Surgical Businesses; Trauma includes $235 million previously in Trauma & Extremities; Sports Medicine Joint Repair includes $8 million and $1 million previously in Trauma & Extremities and Other Surgical Businesses respectively; and ENT includes $72 million previously in Other Surgical Businesses.

        The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centres and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centres. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2019			Half year 2018
	Established Markets (F)	Emerging Markets	Total	Established Markets (F)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,468	377	1,845	1,477	344	1,821
Advanced Wound Management	552	88	640	533	86	619
Total	2,020	465	2,485	2,010	430	2,440

FEstablished Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,203 million (2018: $1,135 million), China revenue for the half year was $165 million (2018: $133 million) and UK revenue for the half year was $101 million (2018: $106 million).

No individual customer comprises more than 10% of the Group’s external sales.

3.      Taxation

The tax rate on trading results for the 2019 half year was 19.7% (H1 2018: 20.1%). The reported tax rate for the 2019 half year was 19.3% (H1 2018: 19.6%). Details of the reconciliation between trading results and reported results are set out in Note 8 to the Interim Financial Statements.

As referenced in our 2018 Annual Report, a factor that may have a future effect on our tax charge is the review by the European Commission (EC) into whether the UK CFC financing exemption (FCPE) rules between 2013 and 2018 constituted illegal State Aid. The EC issued its final decision in April 2019 confirming that it considers the UK FCPE, before it was amended with effect from 1 January 2019 (which broadly aligns to the EC interpretation), to be partly contrary to EU State Aid rules. However, the UK government disagrees with the conclusion that the UK FCPE rules were partially in breach of EU law, and has applied to the EU courts for annulment of the Commission’s decision.

The deadline for affected taxpayers to appeal is not yet determined. At the EC’s request, HM Revenue and Customs (HMRC) has written to all companies which it believes to have taken advantage of the FCPE, including us, requesting various information and facts in order to review whether there may be a potential liability, were the EC’s position to be upheld, to which we intend to reply within HMRC’s specified deadline.

If the EC decision were ultimately to be upheld, we calculate our maximum potential liability as at 29 June 2019 to be approximately $148 million. However we consider that it remains sufficiently unclear that it is more likely than not that any liability would arise, or that any such liability could be quantified with sufficient accuracy, in order to recognise any provision in respect of this matter at the present time.

In December 2016, the Group appealed to the First Tier Tribunal against a decision by HMRC relating to the UK tax deductibility of historic foreign exchange losses. The decision of the Tribunal was released on 8 February 2017, which upheld the Group’s appeal. HMRC appealed against this decision, and their appeal was heard by the Upper Tribunal in June 2018. The decision was released on 29 November 2018, which upheld the decision of the First Tier Tribunal. HMRC has been granted leave to appeal in the Court of Appeal, for which we have been informed that the hearing date will be in late October 2019. If HMRC was ultimately unsuccessful in the litigation process, the Group’s tax charge would be reduced in the year of success.

No tax benefit for these losses has been taken to date. Should the case become final and be decided in the Group’s favour in 2019, we estimate that we would receive a tax refund of approximately $100 million. In addition, remaining losses would be potentially available to offset future profits, the benefit of which would depend on future facts and circumstances.

4.      Dividends

The 2018 final dividend totalling $192 million was paid on 8 May 2019. The 2019 interim dividend of 14.4 US cents per ordinary share was declared by the Board on 30 July 2019. This dividend is payable on 30 October 2019 to shareholders whose names appear on the register at the close of business on 4 October 2019. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 14 October 2019. Shareholders may participate in the dividend re-investment plan and elections must be made by 14 October 2019.

5.      Acquisitions

Half year ended 29 June 2019

The Group acquired four medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations during the half year ended 29 June 2019.

On 22 January 2019, the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc. (“Ceterix”), a developer of a  meniscus repair system. The acquisition supports the Company's strategy to invest in innovative technologies that meet unmet clinical needs. The maximum consideration payable of $105 million has a fair value of $96 million, which includes deferred consideration of $5 million and contingent consideration of $47 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.3%. The maximum contingent consideration is $55 million. The goodwill is attributable to the control premium, the acquired workforce and the synergies expected from integrating Ceterix into the Group’s existing business.

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (“Osiris”), a fast growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition will gain the Group a fast growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in Wound, filling an important need not addressed in our current portfolio. Cash consideration was $660 million with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business.

Also on 17 April 2019, the Group completed the acquisition of 85.5% of the share capital of Leaf Healthcare, Inc. (“Leaf”), a developer of the unique Leaf Patient Monitoring System for pressure injury prevention and patient mobility monitoring, which is highly complementary to the Group’s existing wound portfolio. This acquisition brings the Group’s total shareholding in Leaf to 100%. The Group’s existing holding of 14.5% of the share capital, with a carrying value of $6 million, was remeasured to fair value resulting in a $1m gain which is included in Selling, general and administrative expenses in the income statement. The maximum consideration payable of $75 million for 100% of the share capital has a fair value of $52 million, which includes deferred consideration of $4 million and contingent consideration of $12 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.0%. The maximum contingent consideration is $35 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating Leaf into the Group’s existing business.

On 31 May 2019, the Group completed the acquisition of the Brainlab Orthopaedic Joint Reconstruction business (“Brainlab OJR”). The acquisition supports the Group’s strategy to invest in best-in-class technologies that further its multi-asset digital surgery and robotic ecosystem.  The maximum consideration payable of $108 million has a fair value of $107 million, which includes contingent consideration of $57 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $58 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating the orthopaedic joint reconstruction business into the Group’s existing business.

The provisional fair value of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR
	$m	$m	$m	$m
Intangible assets - Product-related	43	284	14	-
Intangible assets - Technology	-	-	-	75
Intangible assets - Customer-related	-	80	-	9
Property, plant & equipment	2	6	-	-
Investments	-	17	-	-
Other non-current assets	-	4	-	-
Inventory	2	9	1	-
Trade and other receivables	1	48	1	-
Trade and other payables	(4)	(31)	(1)	-
Provisions	-	(18)	-	-
Non-current liabilities	-	(7)	-	-
Net deferred tax asset/(liability)	1	(57)	1	-
Net assets	45	335	16	84
Goodwill	49	301	37	23
Consideration (net of cash acquiredG)	94	636	53	107

GCash acquired is as follows: Ceterix: $2m; Osiris: $24m, Leaf: $1m; and Brainlab OJR: $nil.

The carrying value of goodwill increased from $2,337 million to $2,751 million as a result of acquisitions ($410 million) and foreign exchange movements ($4 million) during the half year ended 29 June 2019. Amounts allocated to goodwill arising on acquisitions during the half year ended 29 June 2019 in the table above are not expected to be deductible for tax purposes, except in the case of the Brainlab OJR acquisition.

For the half year ended 29 June 2019, the contribution to revenue from the Ceterix, Leaf and Brainlab OJR business combinations was immaterial and the contribution from the Osiris business combination was $33 million. For the half year ended 29 June 2019, the contribution to profit from the Ceterix, Leaf, Brainlab OJR and Osiris business combinations was immaterial.

If the business combinations had occurred at the beginning of the year, the contribution to revenue from the Ceterix, Leaf and Brainlab OJR business combinations would have been immaterial and the contribution from the Osiris business combination would have been $79 million. If the business combinations had occurred at the beginning of the year, the contribution to profit from the Ceterix, Leaf, Brainlab OJR and Osiris business combinations would have been immaterial.

Half Year ended 30 June 2018

The Group made no acquisitions deemed to be business combinations within the scope of IFRS 3 in the half year ended 30 June 2018. The cash outflow of $20 million relates to acquisitions completed in prior periods.

6.      Net debt

Net debt as at 29 June 2019 is outlined below. The impact of the transition to IFRS 16 on 1 January 2019 is outlined in Note 1. The repayment of lease liabilities in the half year ended 29 June 2019 is included in cash flows from financing activities in the cash flow statement.

	29 June	31 December	30 June
	2019	2018	2018
	$m	$m	$m
Cash at bank	137	365	99
Long-term borrowings	(1,862)	(1,301)	(1,420)
Bank overdrafts, borrowings and loans due within one year	(155)	(164)	(86)
Net currency swap (liabilities)/assets	-	(1)	1
Net interest rate swap liabilities	-	(3)	(5)
Net debt	(1,880)	(1,104)	(1,411)
Non-current lease liabilities	(118)	-	-
Current lease liabilities	(44)	-	-
Net debt including lease liabilities	(2,042)	(1,104)	(1,411)
The movements in the period were as follows:
Opening net debt as at 1 January	(1,104)	(1,281)	(1,281)
Recognition of lease liability on transition to IFRS 16	(164)	-	-
Cash flow before financing activities	(514)	553	98
Non-cash additions to lease liabilities	(19)	-	-
Proceeds from issue of ordinary share capital	1	3	2
Proceeds from own shares	2	10	1
Purchase of own shares	(43)	(48)	(32)
Equity dividends paid	(192)	(321)	(198)
Exchange adjustments	(9)	(20)	(1)
Net debt including lease liabilities	(2,042)	(1,104)	(1,411)

In May 2019 the Group signed two new term loan facilities of €269 million and €223 million respectively. Both facilities mature in May 2021.

7a.    Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	29 June	31 December	30 June	29 June	31 December	30 June
	2019	2018	2018	2019	2018	2018	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	18	36	31	18	36	31	Level 2
Investments	9	34	21	9	34	21	Level 3
Contingent consideration receivable	36	-	-	36	-	-	Level 3
Currency swaps	-	1	1	-	1	1	Level 2
	63	71	53	63	71	53
Financial assets not measured at fair value
Trade and other receivables	1,167	1,211	1,112
Cash at bank	137	365	99
	1,304	1,576	1,211
Total financial assets	1,367	1,647	1,264

Financial liabilities at fair value
Acquisition consideration	(134)	(99)	(105)	(134)	(99)	(105)	Level 3
Forward foreign exchange contracts	(21)	(20)	(20)	(21)	(20)	(20)	Level 2
Currency swaps	-	(2)	-	-	(2)	-	Level 2
Interest rate swaps	-	(3)	(5)	-	(3)	(5)	Level 2
	(155)	(124)	(130)	(155)	(124)	(130)
Financial liabilities not measured at fair value
Acquisition consideration	(36)	(28)	(37)
Bank overdrafts	(15)	(32)	(18)
Bank loans	(877)	(311)	(369)
Private placement debt in a hedge relationship	(200)	(197)	(195)
Private placement debt not in a hedge relationship	(925)	(925)	(925)
Trade and other payables	(831)	(858)	(758)
	(2,884)	(2,351)	(2,302)
Total financial liabilities	(3,039)	(2,475)	(2,432)

There were no transfers between Levels 1, 2 and 3 during the half year ended 29 June 2019 and the year ended 31 December 2018. With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. The fair values of long-term borrowings, which are not traded publicly, are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in the half year ended 29 June 2019 and 30 June 2018 for financial instruments measured using Level 3 valuation methods are presented below:

	29 June	30 June
	2019	2018
	$m	$m
Investments
At 1 January	34	21
Acquisitions	17	-
Additions	-	1
Gains/(losses) recognised in profit or loss	12	(1)
Distributions received	(1)	-
Disposals	(46)	-
Transfers	(7)	-
	9	21

Contingent consideration receivable
At 1 January	-	-
Arising on acquisitions in the period	22	-
Additions	14	-
	36	-

Acquisition consideration liability
At 1 January	(99)	(104)
Arising on acquisitions in the period	(98)	-
Payments in the period	51	-
Transfers	13	-
Discount unwind	(1)	(2)
Exchange movements	-	1
	(134)	(105)

7b.    Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have decreased since 31 December 2018 by 50bps to 2.2% and 80bps to 3.4% respectively. This remeasurment loss was fully offset by a remeasurement gain from an increase in asset performances.

8.      Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis.  Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

Trading profit, trading profit margin and trading cash flow

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the long-term profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses; capital expenditure and payment of lease liabilities. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contribution to fund defined benefit pension schemes that are closed to future accrual are also excluded from cash generated from operations when arriving at trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half Year 2019 Reported	2,485	419	383	(74)	309	543	35.3
Acquisition and disposal related items	-	8	8	(2)	6	11	0.7
Restructuring and rationalisation costs	-	48	48	(9)	39	59	4.5
Amortisation and impairment of acquisition intangibles	-	61	61	(14)	47	-	5.4
Legal and other[7]	-	(4)	(2)	1	(1)	(32)	(0.1)
Lease liability payments	-	-	-	-	-	(23)	-
Capital expenditure	-	-	-	-	-	(153)	-
Half Year 2019 Adjusted	2,485	532	498	(98)	400	405	45.8

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half Year 2018 Reported	2,440	372	341	(67)	274	418	31.4
Acquisition and disposal related items	-	2	2	-	2	2	0.2
Restructuring and rationalisation costs	-	58	58	(14)	44	46	5.0
Amortisation and impairment of acquisition intangibles	-	57	57	(13)	44	-	5.1
Legal and other[7]	-	18	19	(2)	17	99	2.0
Capital expenditure	-	-	-	-	-	(178)	-
Half Year 2018 Adjusted	2,440	507	477	(96)	381	387	43.7

[1]	Represents a reconciliation of operating profit to trading profit.
[2]	Represents a reconciliation of reported profit before tax to trading profit before tax.
[3]	Represents a reconciliation of reported tax to trading tax.
[4]	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
[5]	Represents a reconciliation of cash generated from operations to trading cash flow.
[6]	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
[7]	The ongoing funding of defined benefit pension schemes is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items: For the half year to 29 June 2019 costs primarily relate to the acquisitions of Ceterix,  Osiris, Leaf and Brainlab OJR. For the half year to 30 June 2018 costs primarily relate to the remeasurement of contingent consideration for a prior year acquisition.

Restructuring and rationalisation costs: For both the half years to 29 June 2019 and 30 June 2018 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

Amortisation and impairment of acquisition intangibles: For both the half years to 29 June 2019 and 30 June 2018, charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the half year to 29 June 2019 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges were offset by a credit of $45 million relating to insurance recoveries for ongoing metal-on-metal hip claims. Trading cash flow additionally excludes $6 million of cash funding to closed defined benefit pension schemes and a $35 million receipt (held as a receivable as at 31 December 2018) relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003.

For the half year to 30 June 2018 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. Additionally, $13 million of cash funding to closed defined benefit pension schemes is excluded from trading cash flow.

9.      Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2019	2018	2018
Average rates
Sterling	1.29	1.33	1.38
Euro	1.13	1.18	1.21
Swiss Franc	1.00	1.02	1.03
Period-end rates
Sterling	1.27	1.28	1.31
Euro	1.14	1.14	1.16
Swiss Franc	1.03	1.02	1.01

10.    Subsequent events

On 1 July 2019 the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl, a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes.

This acquisition will be treated as a business combination under IFRS 3. The maximum consideration is $43 million and the provisional fair value of consideration is $42 million which includes $14 million of deferred consideration and $5 million of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board approved acquisition model and a risk-free discount rate of 2.3%. Acquired net assets have a provisional value of $1 million which is not expected to have material fair value adjustments. The remaining $41 million will be allocated between identifiable intangible assets including technology and goodwill, with the majority expected to be goodwill. Goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys Sàrl into the Group’s existing business, and is not expected to be deductible for tax purposes. The contribution to revenue and attributable profit from this acquisition is expected to be immaterial for the year ending 31 December 2019.

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

•	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted by the European Union; and

•	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

Apart from the retirements of Ian Barlow and Michael Friedman with effect from 11 April 2019 the Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2018 Annual Report.

By order of the Board:

Namal Nawana	Chief Executive Officer	31 July 2019
Graham Baker	Chief Financial Officer	31 July 2019

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed consolidated set of financial statements in the interim financial report for the period ended 29 June 2019 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the period ended 29 June 2019 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed consolidated set of financial statements included in the interim financial report in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated set of financial statements in the interim financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Stephen Oxley

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

31 July 2019